ACT Investment Company Act of 1940/Securities Exchange Act of 1934
SECTION ICA 55(a), 58 / SEA 13, 15(d)
RULE
PUBLIC AVAILABILITY December 28, 2007

NO ACT

December 28, 2007
Our Ref. No.: 2005831125
NGP Capital Resources Co.
File No. 814-00672

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

In your letter dated December 26, 2007, you request our assurance that we: (i) would not recommend enforcement action to the Securities and Exchange Commission ("Commission") against NGP Capital Resources Company ("NGP") under section 55(a) of the Investment Company Act of 1940 ("Company Act") if, as more fully described below, NGP acquires certain assets other than those assets described in section 55(a)(1)-(7) of the Company Act when NGP's ratio calculated in accordance with section 55(a) of the Company Act is below 70%; (ii) concur with your view that, for purposes of section 58 of the Company Act, NGP would not have changed the nature of its business so as to cease to be a business development company by owning the LLC interests, as defined below; and (iii) would not recommend enforcement action to the Commission against NGP under sections 13 or 15(d) of the Securities Exchange Act of 1934 ("Exchange Act"), or the rules thereunder, if NGP treats the passive intermediary entities in the three-tier conduit structure more fully described below as investment companies with respect to NGP's financial statements.

FACTS

You state that NGP is a Maryland corporation that has elected to be regulated as a business development company under section 54(a) of the Company Act (a "BDC"). You state that NGP has its principal place of business in Houston, Texas, and is externally managed by NGP Investment Advisor, LP (the "Adviser"). You note that NGP was formed to invest primarily in small and mid-sized U.S.-based energy companies that meet the definition of "eligible portfolio company" contained in section 2(a)(46) of the Company Act.

You state that, effective January 1, 2008, the State of Texas will impose an annual margin tax generally upon all entities with limited liability protection in Texas[1] equal to 1% of a taxable entity's taxable margin, which is generally equivalent to the entity's gross revenue on a combined group basis,[2] less certain limited deductions, that is apportioned or allocated to Texas. You state that NGP expects to generate substantial revenue as a result of its capital gains and investment income earned on its portfolio investments. You state that it is likely

[1] You note that the margin tax replaces Texas's earlier franchise tax system.

[2] You note that the Texas margin tax requires "combined group reporting" of certain entities that are owned 50% or more, directly or indirectly, by one or more common owners, and are engaged in a unitary business.

that a significant amount of this revenue will be subject to the Texas margin tax, because a substantial number of NGP's investments will be in securities in which the payors: (i) are incorporated or organized in Texas (in the case of corporations or LLCs); or (ii) conduct day-to-day operations in Texas (in the case of partnerships) ("Texas Portfolio Companies").[3] You represent that, while open-end funds are exempt from the Texas margin tax, closed-end funds, including BDCs, are not.

You state that Texas margin tax statute includes an exemption for certain passive entities. You state that, based upon advice of tax counsel at your firm, NGP believes that it can reduce by 99.9% its Texas margin tax on income and capital gains derived from holding its investments in the Texas Portfolio Companies by forming a series of intermediary entities to hold the securities issued by the Texas Portfolio Companies in order to take advantage of the passive entity exemption and the apportionment formula established by the margin tax statute applicable to combined groups. You represent that such a strategy is a lawful method of tax planning under Texas law, and that on July 13, 2007, NGP obtained an opinion of tax counsel from your firm that reflects that contention.[4]

Accordingly, NGP proposes to establish a three-tier conduit structure. NGP would form two wholly owned limited liability company subsidiaries. One of the limited liability companies organized under the laws of the State of Texas ("GP-LLC") serves as the general partner of a Texas limited partnership (the "Partnership"), and owns a 0.1% interest in the Partnership. The other limited liability company organized under the laws of the State of Nevada ("LP-LLC", and together with the GP-LLC, the "LLCs") serves as the sole limited partner of the Partnership, and owns a 99.9% interest in the Partnership.[5] You also state that the only purpose of the LLCs is to act as partners of the Partnership and that the LLCs will engage in no business other than holding their respective interests in the Partnership.[6] You state that NGP will be the sole member of both LLCs, and will

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[3] You represent that the Texas Portfolio Companies are each small and mid-sized companies that meet the definition of "eligible portfolio company" under section 2(a)(46) of the Company Act and that NGP has acquired the investment securities it holds in each Texas Portfolio Company directly from the issuers of such securities.

[4] You also represent that this strategy is a lawful method of tax planning under Texas law for Texas companies that are operating companies.

[5] You also state that the Partnership will not admit any partners other than GP-LLC and LP-LLC (together the "LLCs"), and will issue interests only to the LLCs.

[6] You also state that neither of the LLCs will admit any person other than NGP as a member, and neither will issue interests other than to NGP.

hold the sole ownership interest in the LLCs (the "LLC interests"). You represent that each of the LLCs falls within the exception to the definition of investment company that is contained in Section 3(c)(7) of the Company Act.[7]

You state that the sole purpose of the Partnership is to serve as a vehicle for NGP's investments in the Texas Portfolio Companies. You state that the Partnership will not engage in any other investment activity, and will invest only in the Texas Portfolio Companies. You state that NGP will fund the Partnership by transferring the investments in the Texas Portfolio Companies that it already holds to the LLCs, which in turn will transfer those investments to the Partnership. NGP will make additional investments in Texas Portfolio Companies in the future by contributing cash to the LLCs, which in turn will contribute the cash to the Partnership, which will acquire additional securities of Texas Portfolio Companies.

You state that the LLCs and the Partnership are mere conduits that will allow NGP to own the investments in the Texas Portfolio Companies indirectly.[8] In particular, you state that NGP, and no other person, would directly control the LLCs and would indirectly control the Partnership. You represent that NGP will use its control to cause the Partnership and the LLCs to pass through all income, gains and losses on the Texas Portfolio Companies to NGP. You represent that the Adviser will manage the LLCs and the Partnership under the supervision of NGP's board of directors, and all investments will be made in accordance with NGP's stated investment objective, policies and restrictions. You further represent that NGP will be able, at any time, to liquidate, and wind up, each of the Partnership and the LLCs, and will receive all of their assets, less the payment of any liabilities by the entity being wound up.

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[7] Section 3(c)(7)(A) of the Company Act excepts an issuer from the definition of investment company provided that its outstanding securities are owned exclusively by persons who are qualified purchasers at the time they acquired the securities, and which is not making and does not presently propose to make a public offering of its securities. You represent that NGP is a qualified purchaser within the meaning of section 2(a)(51)(a)(iv) of the Company Act. You do not ask for our views, and we provide none, with respect to the status of the Partnership under sections 3 and 7 of the Company Act and with respect to the status of NGP as a qualified purchaser under section 2(a)(51) of the Company Act.

[8] In addition, you represent that because the Partnership and the LLCs are essentially pass-through vehicles, NGP will undertake to make the records of each of the Partnership, GP-LLC and LP-LLC available for inspection by the Commission staff and, if requested, furnish copies of those records to the staff.

You also represent that the conduit structure will not impose duplicative costs, fees or expenses on shareholders in NGP; neither the LLCs nor the Partnership will pay any investment advisory, administration or custody fees in connection with the management of the LLCs or Partnership; and neither the LLCs nor the Partnership will charge a sales load or transfer agency fees in connection with NGP's ownership of the LLCs and the Partnership.[9] You also represent that that neither the LLCs nor the Partnership will be operated so as to permit NGP to circumvent the provisions of the Company Act.[10] You also represent that NGP will make available significant managerial assistance to the Texas Portfolio Companies to the extent required by section 2(a)(48)(B) of the Company Act.

You state that NGP's proposed conduit structure could conflict with certain provisions of the Company Act. In particular, you are concerned that the proposed arrangement might violate section 55(a) and section 58 of the Company Act, which impose limitations on a BDC's investments that are designed to ensure, in essence, that a BDC will direct a significant portion of its capital to small operating companies. In addition, you request guidance under the Exchange Act relating to the financial statements of NGP and its conduit entities.

ANALYSIS

1. Section 55

Section 55(a) of the Company Act states that it shall be unlawful for a BDC:

> to acquire any assets (other than those described in [sections 55(a)(1)-(7)]) unless, at the time the acquisition is made, assets described in [sections 55(a)(1)-(6)] represent at least 70 per centum of the value of its total assets (other than assets described in [section 55(a)(7)]).[11]

You state that, under the proposed arrangement, NGP's Section 55(a) Ratio will be less than 70% because the LLC interests are not assets described in sections 55(a)(1)-(6). Thus, NGP would lack the flexibility to invest in the wide range of

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[9] You also state that the Adviser will not receive a fee for managing the LLCs or the Partnership other than the fee it will receive from NGP.

[10] See section 48(a) of the Company Act.

[11] For purposes of this letter, the 70 per centum test laid out in Section 55(a) is referred to as the "Section 55(a) Ratio." This requirement "ensures that the business development company will invest in operating companies rather than investing in other financial institutions." See H.R. Rep. No. 96-1341 (1980), *reprinted in* 1980 U.S.C.C.A.N. 4800, 4811.

securities in which other BDCs may invest unless it is able to treat the interests in the Texas Portfolio Companies that will be held by the Partnership as if they were held directly by NGP.[12] You represent that the Texas Portfolio Companies are each small and mid-sized companies that meet the definition of "eligible portfolio company" under section 2(a)(46) of the Company Act and that NGP has acquired the investment securities it holds in each Texas Portfolio Company directly from the issuers of such securities. You argue that NGP should be able to treat the interests in the Texas Portfolio Companies that will be held by the Partnership as if they were held directly by NGP for purposes of calculating NGP's Section 55(a) Ratio because the LLCs and the Partnership would be mere conduits for NGP's investments in the Texas Portfolio Companies. You contend that this approach would be consistent with the Congressional goals underlying section 55(a) because NGP would continue to provide capital to the class of companies in which Congress intended BDCs to invest, i.e., the Texas Portfolio Companies. We agree.

Based upon the facts and representations contained in your letter, including your representation that the Texas Portfolio Companies are each small and mid-sized companies that meet the definition of "eligible portfolio company" under section 2(a)(46) of the Company Act and that NGP has acquired the investment securities it holds in each Texas Portfolio Company directly from the issuers of such securities, we would not recommend enforcement action to the Commission against NGP under section 55(a) of the Company Act if NGP calculates the Section 55(a) Ratio by treating the securities of the Texas Portfolio Companies as its direct holdings.

Please note that our position is with respect to enforcement action only, and does not express any legal conclusion on the issues presented. Different facts or representations may require a different conclusion.

2. Section 58

You express concern that NGP's investment in the LLCs might cause NGP to cease to be a BDC. Section 58 of the Company Act states that no BDC "shall, unless authorized by the vote of a majority of its outstanding voting securities..., change the nature of its business so as to cease to be" a BDC. Section 2(a)(48)(B) of the Company Act sets forth the nature of a BDC's business by defining a BDC, in pertinent part, as an issuer that is operated for the purpose of making investments

[12] The Section 55(a) Ratio permits a BDC to acquire assets that are not described in sections 55(a)(1)-(7) when at least 70% of its total assets are in assets described in sections 55(a)(1)-(6) to "contribute to and increase [a BDC's] ability to provide the types of financing which the bill is designed to stimulate," See H.R. Rep. No. 96-1341 (1980), *reprinted in* 1980 U.S.C.C.A.N. 4800, 4822.

in the securities described in section 55(a)(1)-(3) of the Company Act, and which makes available significant managerial assistance to companies which are treated by such BDC as satisfying the 70 percent of the value of its total assets condition of section 55. As a result, you contend that a BDC that ceases to be operated for the purpose of making investments in securities described in section 55(a)(1)-(3) arguably has changed the nature of its business so as to cease to be a BDC.

You are concerned that NGP could be viewed as changing the nature of its business so as to cease to be a BDC as defined in section 2(a)(48) upon NGP's acquisition of the LLC interests. If so, NGP would violate section 58 of the Company Act unless it first obtained shareholder authorization.

You argue that NGP should be able to treat the interests in the Texas Portfolio Companies that will be held by the Partnership as if they were held directly by NGP for purposes of determining NGP's compliance with section 58 of the Company Act because the LLCs and the Partnership would be mere conduits for NGP's investments in the Texas Portfolio Companies. You contend that NGP would continue to meet section 58 if it were permitted to count these investments as its direct holdings.

Based upon the facts and representations contained in your letter, we agree that for purposes of section 58 of the Company Act, NGP would not have changed the nature of its business so as to cease to be a BDC by owning the LLC interests. Please note that our position is based on the facts and representations made in your letter and that any different facts or representations may require a different conclusion.

3. Sections 13 and 15(d) of the Exchange Act

Finally, you contend that NGP should be entitled to consolidate the financial statements of the LLCs and the Partnership with its own financial statements, so that investors in NGP will have transparency of NGP's direct and indirect investments. Section 15(d) of the Exchange Act requires every issuer that has filed a registration statement that becomes effective under the Securities Act of 1933 to make certain filings with the Commission as required by section 13 of the Exchange Act. Section 13(a) of the Exchange Act requires every issuer of a security registered under section 12 of the Exchange Act to make certain filings with the Commission ("Registered Issuer"), in accordance with the rules and regulations prescribed by the Commission. The rules and regulations of the Commission require Registered Issuers to file financial statements with the Commission that adhere to rule 6-01 of regulation S-X under the Exchange Act.[13] Rule 6-01 of regulation S-X requires that

[13] Rule 13a-1 under the Exchange Act requires Registered Issuers to file annual reports on form 10-K. The form 10-K requires Registered Issuers to file financial

financial statements filed with the Commission on behalf of registered investment companies must be in compliance with rules 6-01 to 6-10 of regulation S-X. Rule 6-03 of regulation S-X prohibits a registered investment company from consolidating its financial statements with non-investment companies.

You recognize that the proposed consolidation is inconsistent with wording of regulation S-X under the Exchange Act. You contend, however, that treating the LLCs and the Partnership as investment companies in order to consolidate their financial statements with NGP's financial statements is the best way to reflect the conduit structure. We agree.

Based upon the unique facts and circumstances outlined in your letter, we would not recommend enforcement action to the Commission against NGP under sections 13 or 15(d) of the Exchange Act, or the rules thereunder, if NGP treats the LLCs and the Partnership as investment companies with respect to NGP's financial statements. Please note that our position is with respect to enforcement action only, and does not express any legal conclusion on the issues presented. Different facts or representations may require a different conclusion.

Kenneth C. Fang
Senior Counsel

Shannon Conaty
Senior Counsel By KCF

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statements in accordance with regulation S-X. Rule 13a-13 under the Exchange Act requires Registered Issuers to file quarterly reports on form 10-Q for each of the first three quarters of its fiscal year in accordance with article 10 of regulation S-X. Rule 10-01 of regulation S-X requires that the interim financial statements generally comply with the other sections of regulation S-X.

THOMPSON & KNIGHT LLP

ATTORNEYS AND COUNSELORS

JOHN T. UNGER
OF COUNSEL
Direct Dial: (713) 993-4645
Email: john.unger@tklaw.com

THREE ALLEN CENTER
333 CLAY STREET, SUITE 3300
HOUSTON, TEXAS 77002-4499
(713) 654-8111
FAX (713) 654-1871
www.tklaw.com

AUSTIN
DALLAS
FORT WORTH
HOUSTON
NEW YORK

ALGIERS
LONDON
MEXICO CITY
MONTERREY
PARIS
RIO DE JANEIRO

December 26, 2007

Mr. Douglas J. Scheidt
Associate Director and Chief Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: NGP Capital Resources Company, Inc.

Dear Mr. Scheidt:

We are writing on behalf of NGP Capital Resources Company, a Maryland corporation ("NGP"), which has elected to be a business development company under the Investment Company Act of 1940 (the "Company Act") and completed an initial public offering of its shares in November 2004, with gross proceeds of approximately $261,000,000. We respectfully request your assurance that the Division (a) will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") against NGP under Section 55(a) of the Company Act if, as more fully described below, NGP acquires certain assets other than those assets described in clauses (1) to (7) of Section 55(a) of the Company Act when NGP's ratio calculated in accordance with Section 55(a) of the Company Act is below 70%, (b) concurs with our view that, for purposes of Sections 2(a)(48) and 58 of the Company Act, NGP will not have changed the nature of its business so as to cease to be a business development company by owning limited liability company interests, as more fully described below, and (c) will not recommend enforcement action to the Commission against NGP under Sections 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), or the rules thereunder, if NGP treats the passive intermediary entities in the three-tier conduit structure more fully described below as investment companies with respect to NGP's financial statements.

Factual Background

NGP is a Maryland corporation that has elected to be regulated as a business development company (a "BDC") under Section 54(a) of the Company Act. NGP has registered its shares under the Securities Act of 1933 (the "Securities Act") and the Exchange Act, has its principal place of business in Houston, Texas, and is externally managed by NGP Investment Advisor, L.P. (the "Adviser"). NGP was created to invest primarily in U.S. based small and mid-sized energy companies that meet the definition of an "eligible portfolio company" contained in Section 2(a)(46) of the Company Act. Its investment objective is to generate both current income and capital appreciation through debt investments with certain equity components.

The State of Texas has historically imposed an annual franchise tax on corporations and limited liability companies equal to 4.5 percent of the corporation's or limited liability company's net taxable earned surplus, which was generally equivalent to reportable federal taxable income apportioned or allocated to Texas. Notably limited partnerships were not subject to Texas franchise tax, which is why NGP proposed establishing the subsidiary limited partnership structure. In May 2006 the Texas Legislature adopted a bill[1] that significantly reformed the Texas franchise tax provisions under Chapter 171 of the Texas Tax Code. As reformed, the Texas franchise tax is now commonly referred to as the "Texas margin tax" and applies generally to all entities with limited liability protection, including limited partnerships, unless an exception applies as discussed below. The Texas margin tax statute is effective January 1, 2008. The first annual return and payment under the Texas margin tax will be due May 15, 2008, and will be based on 2007 revenues for calendar year taxpayers. The Texas margin tax is equal to 1.0% of a taxable entity's taxable margin, which is generally equivalent to the entity's gross revenues on a combined group[2] basis, less certain limited deductions[3], that is apportioned or allocated to Texas.

NGP's offices are located in Texas and it is likely that a substantial number of eligible portfolio companies in which it invests will be domiciled in Texas. NGP expects to generate substantial revenues as a result of its capital gains and investment income earned on its portfolio investments. It is likely that a significant amount of this revenue will be subject to the Texas margin tax because a substantial number of NGP's portfolio investments will be in securities in which the payors (i) are incorporated or organized in Texas (in the case of corporations or LLCs); or (ii) conduct day-to-day operations in Texas (in the case of partnerships) ("Texas Portfolio Companies").[4] While open-end investment companies are exempt from the margin tax,[5] closed-end investment companies, including BDCs, are not.

The revised margin tax statute includes an exemption for certain passive entities.[6] Based upon advice of tax counsel, NGP believes that it can reduce by 99.9% its Texas margin tax on income and capital gains derived from holding its investments in the Texas Portfolio Companies by utilizing the structure described below in order to take advantage of the passive entity exemption and the apportionment formula established by the revised margin tax statute applicable to combined groups. The proposed structure is a lawful method of tax planning under Texas law for

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[1] See Tex. H.B. 3, 79th Leg., 3d C.S. (2006), as modified by Tex. H.B. 3928, 80th Leg. R.S. (2007).

[2] The Texas margin tax requires "combined group" reporting. Taxable entities are treated as a single taxable entity if they are (a) owned more than 50%, directly or indirectly, by one or more common owners and (b) engaged in a unitary business.

[3] The Texas margin tax permits a combined group to elect one of three deductions; a standard 30% deduction, cost of goods sold, or compensation.

[4] NGP currently has investments in several Texas Portfolio Companies engaged in oil and natural gas production and development and one in oilfield services. Each of the Texas Portfolio Companies is a small or mid-sized company and meets the definition of "eligible portfolio company" under Section 2(a)(46) of the Company Act. NGP acquired the investment securities it holds in each Texas Portfolio Company directly from the issuer of such securities.

[5] Tex. Tax Code §171.055.

[6] Tex. Tax Code §§ 171.0002, 171.0003.

both operating companies and closed-end investment companies. This firm provided NGP with its opinion dated July 13, 2007, that the structure is a lawful method of tax planning under Texas law for margin tax purposes.

In order to take advantage of the passive entity exemption and apportionment formula, NGP is required to utilize a subsidiary limited partnership structure. To be exempt from Texas margin tax, a passive entity must meet the following requirements: (a) the entity must be organized as a general or limited partnership and (b) during the period on which the margin tax is based, the entity's federal gross income must consist of at least 90% of certain types of income, which includes: interest, royalties, dividends, and gains from sales of securities.[7]

Under NGP's subsidiary limited partnership structure, NGP would establish two wholly-owned limited liability companies, one organized under the laws of the State of Texas ("GP-LLC") and one organized under the laws of the State of Nevada ("LP-LLC" and together with GP-LLC, the LLCs). GP-LLC serves as sole general partner of a Texas limited partnership (the "Partnership") and owns a 0.1% interest in the Partnership. LP-LLC serves as the sole limited partner of the Partnership, and owns a 99.9% interest in the LP. The only purpose of the LLCs is to act as the general and limited partners of the Partnership and neither of the LLCs will engage in any business other than holding their respective interests in the Partnership. The Partnership will not admit any partners other than the LLCs and will issue securities only to the LLCs. Neither of the LLCs will admit any person as a member other than NGP and neither will issue securities to any person other than NGP. Accordingly, NGP will hold the sole ownership interests in the LLCs.

As the sole member of the LLCs, NGP and no other person would control the LLCs and the Partnership. As NGP is a "qualified purchaser" as defined in Section 2(a)51(A)(a)(iv) of the Company Act, each of the LLCs falls within the exception from the definition of investment company that is contained in Section 3(c)(7) of the Company Act.[8]

The sole purpose of the Partnership is to serve as a vehicle for NGP's investments in the Texas Portfolio Companies. The Partnership will not engage in any other investment activity and will invest only in the Texas Portfolio Companies. The investments in the Texas Portfolio Companies acquired by the Partnership are intended to be "Eligible Assets" as described in paragraphs (1) through (5) of Section 55(a) of the Company Act. NGP will fund the Partnership by contributing the investments in Texas Portfolio Companies that it already holds to the LLCs, which in turn will contribute those investments to the Partnership and, in the future, by contributing cash to the LLCs, which in turn will contribute cash to the Partnership, which in turn will use such cash to acquire investments of Texas Portfolio Companies.

The LLCs and the Partnership are mere conduits that will allow NGP to own investments in the Texas Portfolio Companies indirectly without the imposition of additional fees or expenses. NGP, and no other person, will directly control the LLCs and will indirectly control the

[7] Tex. Tax Code § 171.0003.

[8] NGP owns and invests on a discretionary basis more than $25,0000,000 in investments.

Partnership. The LLCs and the Partnership will be managed by the Adviser under supervision of NGP's board of directors. All investments will be made in accordance with NGP's stated investment objective, policies, and restrictions. NGP will use its control of the LLCs and Partnership to cause the Partnership and LLCs to pass through all income, gain, and losses on the Texas Portfolio Companies to NGP. NGP will be able, at any time, to liquidate, and wind up, each of the Partnership and the LLCs' and will receive all of its assets, less the payment of any liabilities of the entity being wound up.

The subsidiary limited partnership structure will not impose any duplicative costs, fees, or expenses on shareholders of NGP; neither the LLCs nor the Partnership will pay any investment advisory, administration, or custody fees in connection with the management of the LLCs or the Partnership or will charge any sales load or transfer agency fees in connection with NGP's ownership of the LLCs and the Partnership. The Adviser will not receive a fee for managing the LLCs or the Partnership other than the fee it will receive from NGP. Neither the LLCs nor the Partnership will be operated so as to permit NGP to avoid complying with the terms of the Company Act.

NGP will make available significant managerial assistance to the Texas Portfolio Companies to the extent required pursuant to Section 2(a)(48)(B) of the Company Act[9]. NGP will not acquire any non-Eligible Assets if its Section 55(a) Ratio (as defined below), calculated by treating Texas Portfolio Companies as if they were held directly by NGP, is below 70%. NGP will consolidate the financial statements of the LLCs and the Partnership with its own financial statements, so that NGP's shareholders will have transparency of NGP's direct and indirect investments.

In addition, because the Partnership and the LLCs are essentially pass-through vehicles, NGP undertakes to make available to the Commission staff the records of each of the Partnership, GP-LLC, and LP-LLC and, if requested, will furnish copies of those records to the staff.

Discussion

Although NGP's proposed subsidiary limited partnership structure is a lawful method of Texas margin tax planning under Texas state law, the arrangement could conflict with a number of provisions of the Company Act. In particular, NGP is concerned that the proposed arrangement might conflict with Section 55(a) and Section 58 of the Company Act, which impose limitations on a BDC's investments that are designed to ensure, in essence, that a BDC will direct a significant portion of its capital to small operating companies. In addition, NGP is concerned that the arrangement might provide the Commission with grounds to revoke NGP's election to be regulated as a BDC pursuant to Section 54(c) of the Company Act.

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[9] A business development company must make available significant managerial assistance only with respect to the companies which are treated by such business development company as satisfying the 70% of the value of its total assets condition of Section 55.

Section 55

Section 55(a) of the Company Act limits the ability of a BDC to acquire investments that do not fall within the parameters set forth in that section. In particular, Section 55(a) prohibits a BDC from acquiring any asset, other than Eligible Assets, unless the ratio of Eligible Assets to total assets (net of certain assets) equals 70% or greater at the time of the acquisition of the asset (the "Section 55(a) Ratio").[10] Thus, if a BDC's Section 55(a) Ratio is below 70%, it is prohibited from purchasing non-Eligible Assets.

Paragraphs (1) through (5) of Section 55(a) in identifying securities that constitute Eligible Assets reference that such securities must be issued by an "eligible portfolio company." Section 2(a)(46)(B) states that an eligible portfolio company may be neither an investment company (other than a wholly-owned SBIC) nor a company which would be an investment company except for the exclusion from the definition of investment company in Section 3(c).

As noted above, since the LLCs and the Partnership own investment securities, they would be investment companies except for the exclusion from the definition of investment company in Section 3(c)(7) of the Company Act.[11] Consequently, they would not be "eligible portfolio

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[10] Section 55(a) states that it shall be unlawful for a BDC:

> to acquire any assets (other than those described in [sections 55(a)(i)-(7)]) unless, at the time the acquisition is made, assets described in [sections 55(a)(1)-(6)] represent at least 70 per centum of the value of its assets other than assets described in [section 55(a)(7)].

[11] Pursuant to Section 2(a)(46) an "eligible portfolio company" means any issuer which--

A. is organized under the laws of, and has its principal place of business in, any State or States;

B. is neither an investment company as defined in section 3 (other than a small business investment company which is licensed by the Small Business Administration to operate under the Small Business Investment Act of 1958 and which is a wholly-owned subsidiary of the business development company) nor a company which would be an investment company except for the exclusion from the definition of investment company in section 3(c); and

C. satisfies one of the following:

(i) it does not have any class of securities with respect to which a member of a national securities exchange, broker, or dealer may extend or maintain credit to or for a customer pursuant to rules or regulations adopted by the Board of Governors of the Federal Reserve System under section 7 of the Securities Exchange Act of 1934;

(ii) it is controlled by a business development company, either alone or as part of a group acting together, and such business development company in fact exercises a controlling influence over the management or policies of such eligible portfolio company and, as a result of such control, has an affiliated person who is a director of such eligible portfolio company;

(iii) it has total assets of not more than $ 4,000,000, and capital and surplus (shareholders' equity less retained earnings) of not less than $ 2,000,000, except that the companies" and an investment in them would not be an Eligible Asset, but rather would fall within the 30% non-qualifying investment basket.

The legislative history of the Small Business Investment Incentive Act of 1980 states, "This requirement [Section 2(a)(46(B)] will ensure that the business development company will invest in operating companies rather than in financial institutions and certain other types of companies enumerated in Section 3(c). For example, an eligible portfolio company could not be a broker, bank or insurance company." S. Report 2990, 96th Cong., 2d Sess. at 15 (1980). The House report contains a similar statement. H.R. Rep No. 1341, 96th Cong., 2d Sess. at 29 (1980).

Based on its location and investment objective related to energy investments, NGP has an preference to invest in Texas Portfolio Companies and it is likely that such investments could exceed 30% of NGP's total assets. If these investments were transferred to the Partnership, NGP's Section 55(a) Ratio would be under the 70% requirement because the LLC interests are non-Eligible Assets. Thus, NGP will be constrained in its ability to purchase non-Eligible Assets and will lack the flexibility to invest in the wide range of securities in which other BDCs may invest.[12] Or, to the extent that NGP makes investments in Texas Portfolio Companies through the Eligible Asset basket, NGP will be subject to the Texas margin tax on such investments.

We do not believe that the requirement of Section 2(a)(46)(B) should be construed as applicable to NGP's investment in the LLCs and the Partnership because they would merely be alter egos of NGP and conduits through which NGP would make investments in Texas Portfolio Companies, which would be operating companies. We believe that this approach would be consistent with the Congressional goals underlying Section 55(a) because NGP would continue to provide capital to the class of companies in which Congress intended BDCs to invest, i.e., Texas Portfolio Companies.

Section 58

Section 58 of the Company Act states that no BDC "shall, unless authorized by vote of its outstanding voting securities ..., change the nature of its business so as to cease to be "a BDC." Section 2(a)(48)(B) of the Company Act establishes the nature of a BDC's business by defining a BDC, in pertinent part, as an issuer that is operated for the purpose of making investments in securities described in Section 55(a)(1) through (3) of the Company Act, and which makes available significant managerial assistance with respect to the issuers of those securities. As a result, a BDC that ceases to be operated for the purpose of making investments in securities

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Commission may adjust such amounts by rule, regulation, or order to reflect changes in 1 or more generally accepted indices or other indicators for small businesses; or

(iv) it meets such other criteria as the Commission may, by rule, establish as consistent with the public interest, the protection of investors, and the purposes fairly intended by the policy and provisions of this title.

[12] A BDC may hold up to 30% of its assets in non-Eligible Assets in order to "contribute to and increase [a BDC's] ability to provide the types of financing which the bill is designed to stimulate. See H.R. Rep No. 96-1341 (1980).

described in Section 55(a)(1) through (3) may be deemed to have changed the nature of its business so as to cease to be a BDC.

The Division of Investment Management has expressed the view that Section 58 of the Company Act requires a BDC to obtain the approval of its stockholders for a change of its business purpose if more than half of its total assets (the "50% test") are not invested in the types of securities designed to meet its business purpose, in accordance with Sections 2(a)(48) and 55(a)(1)-(3) of the Company Act, within the earlier of (i) two years after termination or completion of sales or (ii) two years after commencement of its initial public offering.[13]

NGP currently meets the 50% test. NGP anticipates that the value of its investment in the LLCs may exceed 50% of its total assets and, as the LLCs are not eligible portfolio companies, the LLC interest are not securities that are described in Section 55(a)(1) through (3).

If the 50% test is applied to the subsidiary limited partnership structure, NGP may be deemed to have changed the nature of its business so as to cease to be a BDC as defined in Section 2(a)(48). If so, NGP would violate Section 58 of the Company Act unless it first obtained stockholder authorization.

We believe that NGP should be able to treat the investments in the Texas Portfolio Companies that will be held by the Partnership as if they were held directly by NGP for purposes of determining NGP's compliance with the 50% test because the LLCs and the Partnership would be mere conduits for NGP's investments in the Texas Portfolio Companies. NGP would continue to satisfy the requirements of the 50% test if it were permitted to count investments held by the Partnership as its direct holdings.

Sections 13 and 15(d) of the Exchange Act.

As noted above, NGP intends to consolidate the financial statements of the LLCs and the Partnership with its own financial statements, so that NGP's shareholders will have transparency of NGP's direct and indirect investments. NGP believes that consolidation of the financial statements of the LLCs and the Partnership with NGPs is the best way to reflect the conduit structure.

Section 15(d) of the Exchange Act requires every issuer that has filed a registration statement that becomes effective under the Securities Act to make certain filings with the Commission as required by Section 13 of the Exchange Act. Section 13(a) of the Exchange Act requires every issuer ("Registered Issuer") of a security registered under Section 12 of the Exchange Act to make certain filings with the Commission, in accordance with the rules and regulations prescribed by the Commission. The rules and regulations of the Commission require Registered Issuers to file financial statements with the Commission that adhere to Section 6-01 of

[13] Guide 1. Use of Proceeds -- Guidelines for Form N-2.

Regulation S-X under the Exchange Act.[14] Rule 6-01 of Regulation S-X requires that financial statements filed with the Commission on behalf of registered investment companies[15] must be in compliance with Rules 6-01 to 6-10 of Regulation S-X. Rule 6-03 of Regulation S-X prohibits a registered investment company from consolidating its financial statements with non-investment companies.

NGP recognizes that the proposed consolidation may be inconsistent with the wording of Rule 6-03(c) of Regulation S-X under the Exchange Act. However, NGP believes that treating the LLCs and the Partnership as investment companies in order to consolidate their financial statements with NGPs is the best way to reflect the conduit structure.

Conclusion

We respectfully request that the Staff confirm that (a) it will not recommend enforcement action to the Commission (i) under Section 55(a) of the Company Act against NGP if NGP acquires investments in Texas Portfolio Companies indirectly through the Partnership and the LLCs, or (ii) under Sections 13 or 15(d) of the Exchange Act, or the rules thereunder, against NGP if NGP treats the LLCs and the Partnership as investment companies with respect to NGP's financial statements, and (b) for purposes of Section 2(a)(48) and 55 of the Company Act, NGP may calculate its compliance with the 50% test by treating the investments in the Texas Portfolio Companies held by the Partnership as its direct holdings.

If you have any questions regarding this request, or if you need any additional information, please call me at 713-993-4645. Thank you for your consideration of this request.

Very truly yours,

John T. Unger

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[14] Rule 13a-1 under the Exchange Act requires Registered Issuers to file annual reports of Form 10-K. The Annual Report on Form 10-K requires Registered Issuers to file financial statements in accordance with Regulation S-X. Rule 13a-13 under the Exchange Act requires Registered Issuers to file quarterly reports on Form 10-Q for each of the first three quarters of its fiscal year in accordance with Article 10 of Regulation S-X. Rule 10-01 of Regulation S-X requires that interim financial statements generally comply with the other sections of Regulation S-X.

[15] Many provisions of the Company Act are made applicable to a BDC to the same extent as if it were a registered closed-end investment company. See Sections 59, 60, 61, 62, 63, 64, and 65. The Instructions to Item 8(c)(1)(a) of Form N-2 provides that a BDC should comply with the provisions of Regulation S-X generally applicable to registered management investment companies.